Exhibit 12
Atmos Energy Corporation
Computation of Earnings to Fixed Charges
March 31, 2006

	Three Months Ended		Six Months Ended
	March 31		March 31
	2006	2005	2006	2005
		(Dollars in thousands)
Income from continuing operations before provision for income taxes per statement of income	$142,902	$140,066	$256,858	$236,583
Add:
Portion of rents representative of the interest factor	1,385	1,138	2,864	2,196
Interest on debt & amortization of debt expense	35,492	33,073	71,681	65,615

Income as adjusted	$179,779	$174,277	$331,403	$304,394

Fixed charges:
Interest on debt & amortization of debt expense (1)	$35,492	$33,073	$71,681	$65,615
Capitalized interest (2)	881	807	1,783	1,351
Rents	4,154	3,414	8,593	6,587
Portion of rents representative of the interest factor (3)	1,385	1,138	2,864	2,196

Fixed charges (1)+(2)+(3)	$37,758	$35,018	$76,328	$69,162

Ratio of earnings to fixed charges	4.76	4.98	4.34	4.40